U N I T E D S T A T E S

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number	1-6887

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.	Financial Statements

	1.	Report of Independent Registered Public Accounting Firm
	2.	Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013
	3.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013
	4.	Notes to Financial Statements
	5.	Schedule of Assets (Held at End of Year)

B.	Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date:	June 22, 2015	/s/ PETER S. HO
Peter S. Ho
Chairman of the Board and Chief Executive Officer, and President of Bank of Hawaii Corporation

/s/ KENT T. LUCIEN
Kent T. Lucien
Vice Chairman and Chief Financial Officer of Bank of Hawaii Corporation

/s/ DEAN Y. SHIGEMURA
Dean Y. Shigemura
Senior Executive Vice President and Controller of Bank of Hawaii Corporation

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Bank of Hawaii Retirement Savings Plan Years Ended December 31, 2014 and 2013 With Report of Independent Registered Public Accounting Firm

Bank of Hawaii Retirement Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm
The Audit & Risk Committee
Bank of Hawaii Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Bank of Hawaii Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplement schedule. In forming our opinion on the information, we have evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Honolulu, Hawaii
June 22, 2015

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
	(In Thousands)
Assets
Investments, at fair value	$499,259	$468,335

Receivables:
Employer contribution	5,595	5,373
Notes receivable from participants	6,570	6,676
Net assets reflecting investments at fair value	511,424	480,384

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,885)	(1,745)
Net assets available for benefits	$509,539	$478,639

See accompanying notes.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
	(In Thousands)
Additions
Investment income:
Interest and dividend income	$16,382	$12,187
Net appreciation in fair value of investments	17,702	69,000
	34,084	81,187

Interest income on notes receivable from participants	282	268

Contributions:
Participants	10,285	10,106
Employer	9,993	9,689
Participant rollovers	467	991
	20,745	20,786

Total additions	55,111	102,241

Deductions
Benefit payments	(24,064)	(26,752)
Administrative expenses	(147)	(122)
Total deductions	(24,211)	(26,874)
Net increase	30,900	75,367

Net assets available for benefits:
Net assets available for benefits at beginning of year	478,639	403,272
Net assets available for benefits at end of year	$509,539	$478,639

See accompanying notes.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”) provides only general information about the Plan’s provisions. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation, and certain of its subsidiaries (collectively, the “Company”) who have at least 60 days of service. In addition, the Company provides matching contributions after completion of 12 months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Bank of Hawaii (the “Bank” or the “Plan Administrator”), a subsidiary of the Company is the Plan administrator and plan sponsor. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company (“Vanguard”), as trustee, and all benefits are provided by such trust.

Contributions

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants’ eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants’ eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company’s financial goals, are made regardless of whether the participating employee contributes to the Plan and are invested in accordance with the participant’s selection of investment options available under the Plan. Value-sharing contributions for the years ended December 31, 2014 and 2013, were approximately $1,900,000 and $1,800,000, respectively. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options. The Company’s contributions are also invested as directed by the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocation of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Under current Plan provisions, participants are immediately vested in their accounts.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Benefit payments, issued to participants by check, that are outstanding for more than 90 days are deemed to be forfeited and are moved into a forfeiture account. Forfeited amounts that are not used to restore amounts previously forfeited may be credited against employer contributions required for the calendar year. During the year ended December 31, 2014, the forfeiture balance of approximately $19,000 was credited against employer contributions required for the plan year. As of December 31, 2014 and 2013, the cumulative forfeited vested amount to be used for future employer contributions were approximately $1 and $1,000, respectively.

Participant Loans

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance. Loan terms do not exceed five years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and are made at a reasonable rate of interest. Principal and interest is repaid ratably into the participant’s account through payroll deductions. No loans secured by Bank of Hawaii Corporation common stock are permitted.

Benefit Payments

A participant is entitled to allocations of the Company’s fixed and value-sharing contributions for the calendar year in which the participant terminated employment due to retirement, disability or death. For termination of employment prior to retirement (normal and early), disability or death, the participant’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. For the money purchase accounts, participants are entitled to receive the vested portion of their account in the form of a joint and survivor or life annuity or may elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

Benefits Payable

There were no benefits approved but not yet paid as of December 31, 2014 and 2013.

Administrative Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Administrative expenses, including managed account fees, loan processing fees, and consulting fees and other expenses relating to purchases, sales, or transfers of the Plan’s investments are paid by the Plan.

Plan Termination

In the event that the Board of Directors of the Bank terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Payment of Benefits

Benefits are recorded when approved.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investments

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The units of the collective trust fund are valued at the net asset value ("NAV") established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets. Shares of Bank of Hawaii Corporation stock are valued at the quoted market price at year-end.

The Vanguard Retirement Savings Trust IV is a collective trust that invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and commercial banks. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Vanguard Retirement Savings Trust IV seeks to provide current and stable income while maintaining a stable share value of $1 per share. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time. The balance in the collective trust fund can be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the participant chooses; however, it must remain there for 90 days before transferring it into a short-term bond or money market fund.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year-end are reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments. The net realized gains and losses on investments sold is computed using the average cost method.

Accounting Standards Pending Adoption

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Far Value Measurement. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. The adoption of ASU 2015-07 is not expected to have a material impact on the Plan's financial statements.

3. Investments

During the years ended December 31, the Plan’s investments appreciated in fair value as follows:

	2014	2013
	(In Thousands)

Mutual funds	$17,609	$57,835
Common stock	93	11,165
Net appreciation in fair value of investments	$17,702	$69,000

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, are as follows:

	2014	2013
	(In Thousands)

Vanguard Institutional Index Fund	$82,120	$74,133
Vanguard Wellington Admiral Fund	66,653	-
Vanguard Retirement Savings Trust IV	63,313	64,345
Vanguard Windsor Fund	50,112	45,295
Bank of Hawaii Corporation common stock	39,967	41,469
Vanguard Wellington Investor Fund	-	61,134

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan reflected the Vanguard Retirement Savings Trust IV at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of approximately $(1,885,000) and $(1,745,000) as of December 31, 2014 and 2013, respectively, in the accompanying statements of net assets available for benefits.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for an asset in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. The three-level fair value hierarchy is as follows:

Level 1:
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement; utilize model-based techniques for which significant assumptions are not observable in the market; or require significant management judgment or estimation, some of which may be internally developed.

In determining fair value measurements, management assesses whether the volume and level of activity for an asset have significantly decreased. In such instances, management determines whether recent quoted prices are associated with illiquid or inactive markets. If management concludes that quoted prices are associated with illiquid or inactive markets, adjustments to the quoted prices may be necessary or management may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate to estimate an asset’s fair value.

The following describes the valuation techniques and inputs used for each major class of assets recorded at fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the New York Stock Exchange on which the individual security is traded.

Collective trust: Valued at the NAV of unit shares held by the Plan at year-end. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value:

Assets Measured at Fair Value as of December 31, 2014:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Domestic stock	$173,997	$—	$—	$173,997
International stock	20,444	—	—	20,444
Blended and target date	165,768	—	—	165,768
Emerging market	6,188	—	—	6,188
Fixed income	29,582	—	—	29,582
Common stock	39,967	—	—	39,967
Collective trust	—	63,313	—	63,313
Total assets at fair value	$435,946	$63,313	$—	$499,259

Assets Measured at Fair Value as of December 31, 2013:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Domestic stock	$160,193	$—	$—	$160,193
International stock	20,543	—	—	20,543
Blended and target date	149,881	—	—	149,881
Emerging market	6,067	—	—	6,067
Fixed income	25,739	—	—	25,739
Money market fund	98	—	—	98
Common stock	41,469	—	—	41,469
Collective trust	—	64,345	—	64,345
Total assets at fair value	$403,990	$64,345	$—	$468,335

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

6. Transactions and Agreements With Parties-in-Interest

Plan investments include shares of mutual funds and a collective trust fund managed by Vanguard, the trustee and recordkeeper of the Plan. Accordingly, transactions involving shares of such mutual funds and collective trust fund are considered party-in-interest transactions.

The Plan's investments also include shares of common stock of the Company. Transactions in shares of Bank of Hawaii Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the years ended December 31, 2014 and 2013, the Plan made purchases of $1,746,000 and $1,404,000, respectively, and sales of $4,666,000 and $6,329,000, respectively, of Bank of Hawaii Corporation common stock on behalf of its participants. At December 31, 2014 and 2013, the Plan held 676,118 and 701,199 shares of Bank of Hawaii Corporation common stock, respectively, representing 8% and 9%, respectively, of the total net assets of the Plan.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The determination letter from the Internal Revenue Service was requested on January 31, 2011. Subsequent to this request, the Plan Sponsor executed Amendment 2011-1 on December 16, 2011. Amendment 2011-1 amends the original Retirement Savings Plan Document by adding a subsection to include qualified non-elective contributions and amends provisions regarding the use of forfeitures to reduce employer contributions. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Draft Form 5500

The following is a reconciliation of the statement of net assets available for benefits at December 31, 2014 and the statement of changes in net assets available for benefits for the year ended December 31, 2014 to the draft Form 5500 (in thousands):

Net assets available for benefits per the financial statements	$509,539
Adjustment to fair value for fully benefit-responsive investment contracts	1,885
Adjustment from deemed distribution	(8)
Net assets available for benefits per the draft Form 5500	$511,416

Net increase in net assets available for benefits per the financial statements	$30,900
Adjustment from deemed distribution	(8)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	140
Total net gain per the draft Form 5500	$31,032

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Dollars in Thousands)

December 31, 2014

	Number
	of Shares/		Current
Description	Units	Cost	Value

Mutual funds
Vanguard Emerging Market Stock Index Fund	244,379	*	$6,188
Vanguard Explorer Admiral Fund	31,961	*	2,763
Vanguard High-Yield Corporate Fund	966,901	*	5,772
Vanguard Institutional Index Institutional Fund	435,255	*	82,120
Vanguard International Growth Fund	949,098	*	20,444
Vanguard Mid-Cap Growth Fund	142,612	*	3,454
Vanguard Mid-Cap Index Fund	392,797	*	13,245
Vanguard Selected Value Fund	102,574	*	2,911
Vanguard Short-Term Federal Fund	917,555	*	9,873
Vanguard Small-Cap Index Fund	162,622	*	9,084
Vanguard Target Retirement 2010 Fund	92,651	*	2,439
Vanguard Target Retirement 2015 Fund	972,434	*	14,868
Vanguard Target Retirement 2020 Fund	545,081	*	15,513
Vanguard Target Retirement 2025 Fund	1,232,519	*	20,373
Vanguard Target Retirement 2030 Fund	405,574	*	11,778
Vanguard Target Retirement 2035 Fund	874,870	*	15,608
Vanguard Target Retirement 2040 Fund	225,013	*	6,696
Vanguard Target Retirement 2045 Fund	289,264	*	5,395
Vanguard Target Retirement 2050 Fund	89,492	*	2,651
Vanguard Target Retirement 2055 Fund	19,120	*	611
Vanguard Target Retirement 2060 Fund	22,781	*	642
Vanguard Target Retirement Income Fund	196,845	*	2,541
Vanguard Total Bond Market Index Fund	1,282,113	*	13,937
Vanguard U.S. Growth Fund	344,631	*	10,308
Vanguard Wellington Admiral Fund	985,840	*	66,653
Vanguard Windsor Fund	2,335,121	*	50,112
Total mutual funds			395,979
All investments are with parties-in-interest to the Plan.
*Participant-directed investment; the disclosure of cost is not required.

Continued on following page

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
(Dollars in Thousands)

December 31, 2014

	Number
	of Shares/		Current
Description	Units	Cost	Value

Collective Trust
Vanguard Retirement Savings Trust IV	61,427,736	*	$63,313

Common Stock
Bank of Hawaii common stock	676,118	*	39,967

Notes Receivable from Participants
Notes receivable from participants - interest rates ranging from 4.25% to 8.28%			6,570
			$505,829
All investments are with parties-in-interest to the Plan.

* Participant-directed investment; the disclosure of cost is not required.